Exhibit 99.3

RIT TECHNOLOGIES LTD.

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned  hereby appoints  Sergey Anisimov,  Chairman  of the Board, and Eran Ayzik, Chief Executive Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in RiT Technologies Ltd.  (the "Company") which the undersigned is entitled to vote at the 2011 Annual General Meeting of Shareholders (the "Annual Meeting") to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, on Monday, December 5, 2011 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described  in the Notice of Annual General Meeting of Shareholders  and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect  to any matter,  this Proxy  will be voted  FOR such  matter.Any and all proxies  heretofore  given  by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RIT TECHNOLOGIES LTD.

December 5, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓  Please detach along perforated line and mail in the envelope provided.  ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect three (3) directors to the Board of Directors of the Company.						FOR	AGAINST	ABSTAIN
					2.	To reappoint the Company's independent auditors, KPMG Somech Chaikin, Certified Public Accountants (Israel), for the 2011 fiscal year.	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	m m m	Sergey Anisimov Boris Granovsky Roman Govorov
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES				3.	To approve the renewal of the Enterprise Distributor Agreement between the Company and STINS Corp, a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company;	☐	☐	☐
☐	FOR ALL EXCEPT (See instructions below)

By signing this Proxy, the undersigned hereby certifies that the undersigned has no "personal interest" in this matter under the Israeli Companies Law. See Item 3 of the Proxy Statement for more information.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:				●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.